                                    EXHIBIT D
                                    ---------

                         FOX ENTERTAINMENT GROUP, INC.


Financial Information                                                                                 Page
                                                                                                      ----
                  Financial Statements

                  Unaudited Consolidated Condensed Statements of Operations for
                  the three and six months ended December 31, 2001 and 2000 .......................    45

                  Consolidated Condensed Balance Sheets at December 31, 2001
                  (unaudited) and June 30, 2001 (audited) .........................................    46

                  Unaudited Consolidated Condensed Statements of Cash Flows for
                  the six months ended December 31, 2001 and 2000 .................................    47

                  Notes to the Unaudited Consolidated Condensed Financial Statements ..............    48

                          FOX ENTERTAINMENT GROUP, INC.

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                     (in millions except per share amounts)


                                                          For the three months ended               For the six months ended
                                                                 December 31,                            December 31,
                                                      -----------------------------------     -----------------------------------
                                                            2001               2000                 2001               2000
                                                      ----------------   ----------------     ----------------   ----------------
Revenues                                                  $ 2,769            $ 2,502              $ 4,860            $ 4,330
Expenses:
 Operating                                                  2,123              1,850                3,638              3,112
 Selling, general and administrative                          304                256                  609                534
 Depreciation and amortization                                128                120                  257                237
 Other operating charge                                       909                  -                  909                  -
                                                      -----------         ----------          -----------         ----------
Operating (loss) income                                      (695)               276                 (553)               447

Other Income (Expense):
 Interest expense, net                                        (66)               (98)                (138)              (182)
 Equity (losses) earnings of affiliates                       (58)                 3                 (109)               (17)
 Minority interest in subsidiaries                            (11)                (1)                 (22)                (2)
 Other, net                                                 1,585               (143)               1,585               (143)
                                                      -----------         ----------          -----------         ----------
Income before provision for income taxes and
   cumulative effect of accounting change                     755                 37                  763                103
Provision for income tax expense on a stand-alone
   basis                                                     (300)               (32)                (304)               (62)
                                                      -----------         ----------          -----------         ----------
Income before cumulative effect of accounting change          455                  5                  459                 41
Cumulative effect of accounting change, net of tax              -                  -                  (26)              (494)
                                                      -----------         ----------          -----------         ----------
Net income (loss)                                         $   455            $     5              $   433            $  (453)
                                                      ===========         ==========          ===========         ==========

Basic and diluted earnings per share before
   cumulative effect of accounting change                 $  0.54            $  0.01              $  0.56            $  0.06
Basic and diluted cumulative effect of
   accounting change, net of tax, per share                     -                  -                (0.04)             (0.68)
                                                      -----------         ----------          -----------         ----------
Basic and diluted earnings (loss) per share               $  0.54            $  0.01              $  0.52            $ (0.62)
                                                      ===========         ==========          ===========         ==========
Basic and diluted weighted average number of
   common equivalent shares outstanding                       847                724                  827                724
                                                      ===========         ==========          ===========         ==========


  The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

                          FOX ENTERTAINMENT GROUP, INC.

                      CONSOLIDATED CONDENSED BALANCE SHEETS
                (in millions except share and per share amounts)


                                                                                                  At
                                                                            -------------------------------------------
                                                                             December 31, 2001          June 30, 2001
                                                                            -------------------        ----------------
                                                                                (unaudited)               (audited)
Assets:
Cash and cash equivalents                                                        $       55               $       66
Accounts receivable, net                                                              3,301                    2,504
Filmed entertainment and television programming costs, net                            3,764                    3,703
Investments in equity affiliates                                                      1,395                    1,493
Property and equipment, net                                                           1,479                    1,454
Intangible assets, net                                                               13,206                    7,647
Other assets and investments                                                          1,107                      989
                                                                                 ----------               ----------
      Total assets                                                               $   24,307               $   17,856
                                                                                 ==========               ==========
Liabilities and Shareholders' Equity
Liabilities:
Accounts payable and accrued liabilities                                         $    2,020               $    1,705
Participations, residuals and royalties payable                                       1,100                      890
Television programming rights payable                                                 1,323                    1,133
Deferred revenue                                                                        936                      553
Borrowings                                                                              882                    1,032
Deferred income taxes                                                                 2,143                      706
Other liabilities                                                                       957                      142
                                                                                 ----------               ----------
                                                                                      9,361                    6,161
Due to affiliates of News Corporation                                                 2,135                    2,866
                                                                                 ----------               ----------
      Total liabilities                                                              11,496                   9,027
                                                                                 ----------               ----------

Minority interest in subsidiaries (Note 9)                                              872                      861
                                                                                 ----------               ----------
Commitments and contingencies

Shareholders' Equity:
Preferred Stock, $.01 par value per share; 100,000,000 shares authorized;
  none issued and outstanding at December 31, 2001 and June 30, 2001                      -                        -
Class A Common Stock, $.01 par value per share; 1,000,000,000 authorized;
  302,436,375 and 176,559,834 issued and outstanding at December 31, 2001
  and June 30, 2001, respectively                                                         3                        2
Class B Common Stock, $.01 par value per share; 650,000,000 authorized;
  547,500,000 issued and outstanding at December 31, 2001 and June 30, 2001               6                        6
Additional paid-in capital                                                           11,569                    8,023
Retained earnings (deficit) and accumulated other comprehensive income                  361                      (63)
                                                                                 ----------               ----------
      Total shareholders' equity                                                     11,939                    7,968
                                                                                 ----------               ----------
      Total liabilities and shareholders' equity
                                                                                 $   24,307               $   17,856
                                                                                 ==========               ==========

  The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

                         FOX ENTERTAINMENT GROUP, INC.

           UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in millions)

                                                                                       For the six months ended
                                                                                              December 31,
                                                                                -----------------------------------
                                                                                     2001                 2000
                                                                                ----------------    ---------------
Operating activities:
 Net income (loss)                                                                 $         433      $        (453)
 Adjustments to reconcile net income (loss) to net cash provided by (used in)
  operating activities:
 Depreciation and amortization                                                               257                237
 Other operating charge                                                                      909                  -
 Cumulative effect of accounting change, net of tax                                           26                494
 Equity losses (earnings) of affiliates and distributions                                    126                 68
 Other, net                                                                               (1,585)               143
 Minority interest in subsidiaries                                                             5                  -
 Change in operating assets and liabilities, net of acquisitions:
  Accounts receivable and other assets                                                      (699)              (677)
  Filmed entertainment and television programming costs, net                                (390)              (133)
  Accounts payable and accrued liabilities                                                   718                204
  Participations, residuals and royalties payable and other liabilities                      210                (57)
                                                                                ----------------    ---------------
Net cash provided by (used in) operating activities                                           10               (174)
                                                                                ----------------    ---------------

Investing activities:
 Acquisitions, net of cash acquired                                                         (525)                 -
 Proceeds from the sale of investments in equity affiliates                                1,683                  -
 Investments in equity affiliates                                                           (162)              (107)
 Other investments                                                                           (43)              (162)
 Purchases of property and equipment, net of acquisitions                                    (37)               (67)
 Proceeds from the sale of property and equipment                                             10                  -
                                                                                ----------------    ---------------
Net cash provided by (used in) investing activities                                          926               (336)
                                                                                ----------------    ---------------
Financing activities:
 Borrowings (repayments)                                                                    (168)                51
 Increase in minority interest in subsidiaries                                                 8                  -
 Advances from (repayments to) affiliates of News Corporation, net                          (787)               398
                                                                                ----------------    ---------------
Net cash (used in) provided by financing activities                                         (947)               449
                                                                                ----------------    ---------------

Net decrease in cash and cash equivalents                                                    (11)               (61)
Cash and cash equivalents, beginning of period                                                66                114
                                                                                ----------------    ---------------
Cash and cash equivalents, end of period                                           $          55      $          53
                                                                                ================    ===============


  The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

                         FOX ENTERTAINMENT GROUP, INC.

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


Note 1 - Basis of Presentation

Fox Entertainment Group, Inc. (the "Company") is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. The Company was incorporated in Delaware in May 1985 as Twentieth Holdings Corporation. In 1998, the Company changed its corporate name to Fox Entertainment Group, Inc. The Company is a majority-owned subsidiary of The News Corporation Limited ("News Corporation"), which, at December 31, 2001, held equity and voting interests in the Company of 85.32% and 97.84%, respectively.

The accompanying unaudited consolidated condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these unaudited consolidated condensed financial statements. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the fiscal year ended June 30, 2002.

These interim unaudited consolidated condensed financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Form 10-K for the fiscal year ended June 30, 2001 as filed with the Securities and Exchange Commission on September 28, 2001.

The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

At the beginning of fiscal 2001, the Company adopted Statement of Position No. 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"), which established new accounting standards for producers and distributors of films and supersedes Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Pictures Films." SOP 00-2 establishes new accounting standards for, among other things, marketing and development costs. The Company recorded a one-time, non-cash charge of $494 million, net of tax benefit of $302 million, as a cumulative effect of accounting change as of July 1, 2000. This charge primarily reflects the write-off of marketing and certain development costs, which were previously capitalized under SFAS No. 53 and are no longer capitalizable under SOP 00-2. Subsequent to the adoption of SOP 00-2, the Company's accounting policy is to expense marketing and certain development costs as incurred.

Fox Family Worldwide, Inc. ("FFW"), formerly an equity affiliate of the Company until it was sold in October 2001, adopted SOP 00-2 on July 1, 2001, at which time they recorded a one-time, non-cash charge of approximately $53 million as a cumulative effect of accounting change. The Company's portion, approximately $26 million, has been accounted for as a cumulative effect of accounting change in the accompanying unaudited consolidated condensed statement of operations for the six months ended December 31, 2001.

Certain prior year amounts have been reclassified to conform to the fiscal 2002 presentation.

                         FOX ENTERTAINMENT GROUP, INC.

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


Note 2 - Comprehensive Income (Loss)

Comprehensive income (loss) is as follows:

                                                    For the Three Months         For the Six Months ended
                                                     ended December 31,                December 31,
                                                  ----------------------------  ---------------------------
                                                      2001          2000             2001          2000
                                                  -----------   --------------  -----------    ------------
                                                                        (in millions)

Net income (loss)                                  $      455    $       5      $       433     $      (453)
Other comprehensive income (loss):
  Foreign currency translation adjustments                (12)           6               (9)             11
                                                  -----------   --------------  -----------    ------------

Total comprehensive income (loss)                  $      443    $      11      $       424     $      (442)
                                                  ===========   ==============  ===========    ============




Note 3 - Chris-Craft Acquisition

On July 31, 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, "Chris-Craft"). The consideration for the acquisition was approximately $2 billion in cash and approximately $3 billion in News Corporation American Depositary Receipts representing preferred limited voting ordinary shares ("ADRs"). Simultaneously with the closing of the merger, News Corporation transferred $3,432 million of net assets, constituting Chris-Craft's ten television stations (the "Acquired Stations") to the Company in exchange for 122,244,272 shares of the Company's Class A Common Stock and net indebtedness of $48 million (the "Exchange"), thereby increasing News Corporation's ownership in the Company from 82.76% to 85.25%. The Company assigned the licenses issued by the Federal Communications Commission ("FCC") for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. News Corporation acquired Chris-Craft and transferred to the Company the Acquired Stations in order to strengthen the Company's existing television station business.

The Company has consolidated the operations of the Acquired Stations, as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated prior to its exchange due to regulatory requirements which precluded the Company from controlling the station and required its disposal (see description of Clear Channel swap below). For financial reporting purposes, in accordance with Emerging Issues Task Force ("EITF") No. 90-5, "Exchanges of Ownership Interests between Entities under Common Control," the Company has recognized the assets and liabilities of Chris-Craft based upon their acquired basis in the News Corporation merger and issued equity to News Corporation at that value.

On October 1, 2001, the Company exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the "Clear Channel swap"). In addition, on November 1, 2001, the Company exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the "Viacom swap", and together with the Clear Channel swap, the "Station Swaps"). All of the stations exchanged in the Station Swaps were Acquired Stations. No gain or loss was recognized by the Company as a result of the Station Swaps.

The purchase price was primarily allocated to acquired intangible assets including both goodwill and FCC licenses, which are deemed to have indefinite lives, and therefore are not subject to amortization in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." The goodwill was assigned to the Television Stations segment and is not deductible for tax purposes. In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company has recorded deferred taxes for the basis difference related to FCC licenses and other acquired assets and liabilities. This difference has been included in Intangible assets, net.

The purchase price allocation is based on preliminary estimates and is subject to adjustment, which is expected to be completed by the end of the fiscal year.

                         FOX ENTERTAINMENT GROUP, INC.

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS



Note 3 - Chris-Craft Acquisition - continued

The table below reflects the unaudited pro forma combined results of the Company as if the Exchange and the Station Swaps had taken place as of July 1, 2000.

                                                       For the three months      For the six months
                                                        ended December 31,       ended December 31,
                                                      ----------------------    --------------------
                                                         2001        2000         2001        2000
                                                      ---------    ---------    ---------   --------
                                                          (in millions, except per share amounts)
Revenues                                               $ 2,769      $ 2,632      $ 4,898     $ 4,577
Operating (loss) income                                   (695)         311         (543)        510
Cumulative effect of accounting change, net of tax           -            -          (26)       (494)
Net income (loss)                                          455           26          438        (411)
Basic and diluted earnings (loss) per share            $  0.54      $  0.03      $  0.52     $ (0.49)



The unaudited pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the operating results that actually would have occurred had the Exchange and the Station Swaps been consummated on July 1, 2000. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

Note 4 - Other Acquisitions and Dispositions

On July 25, 2001, as a result of the exercise of rights by existing shareholders, the Company acquired 53.44% of Speedvision Network, LLC ("Speedvision") for approximately $401 million. This acquisition resulted in the Company owning approximately 85.46% of Speedvision. As a result, the Company has consolidated the results of Speedvision beginning July 25, 2001. In October 2001, the Company acquired the remaining 14.54% minority interest in Speedvision held by Comcast Corporation ("Comcast") for approximately $111 million. These transactions have been treated as a purchase in accordance with SFAS No. 141, "Business Combinations".

On July 25, 2001, as a result of the exercise of rights by existing shareholders, the Company acquired 50.23% of Outdoor Life Network, LLC ("Outdoor Life") for approximately $309 million. This acquisition resulted in the Company owning approximately 83.18% of Outdoor Life. On August 23, 2001, Comcast exercised its option to acquire the Company's ownership interest in Outdoor Life for $512 million in cash. During the period from July 25, 2001 until the closing of the sale of Outdoor Life to Comcast on October 30, 2001, the ownership interest in Outdoor Life was held for sale and control of Outdoor Life was deemed temporary. Therefore, in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries," and EITF No. 87-11, "Allocation of Purchase Price to Assets to be Sold," the results of Outdoor Life were not consolidated in the Company's statement of operations for this period. Upon the closing of the sale of the Company's ownership interest in Outdoor Life, the Company recognized a gain of $147 million, which is reflected in Other, net in the accompanying unaudited consolidated condensed statements of operations.

On December 3, 2001, News Corporation acquired from Liberty Media Corporation ("Liberty") its 50% interest in International Sports Programming Partners ("Fox Sports International"), in exchange for 3,673,183 ADRs valued at $115 million. Under the terms of this transaction, the Company purchased News Corporation's acquired interest in Fox Sports International, which increased the Company's ownership interest from 50% to 100%, in exchange for the issuance of 3,632,269 shares of the Company's Class A Common Stock. As a result of this transaction, News Corporation's ownership interest in the Company increased from 85.25% to 85.32%. For financial reporting purposes, in accordance with EITF No. 90-5, the Company has recognized the assets and liabilities of Fox Sports International based upon their acquired basis in the News Corporation acquisition and issued 3,632,269 shares of the Company's Class A Common Stock to News Corporation at that value.

                         FOX ENTERTAINMENT GROUP, INC.

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 4 - Other Acquisitions and Dispositions - continued

In October 2001, the Company, Haim Saban and the other stockholders of FFW, sold FFW to The Walt Disney Company ("Disney") for total consideration of approximately $5.2 billion (including the assumption of certain debt) of which approximately $1.6 billion was in consideration of the Company's interest in FFW, which was rebranded ABC Family. Fox Broadcasting Company ("FOX") has entered into a programming arrangement with Disney, which allowed the continued broadcast for the 2001 - 2002 broadcast season of certain FFW programming on FOX affiliates through the Fox Kids Network. As a result of this transaction, the Company recognized a pre-tax gain on the sale of FFW in the amount of approximately $1.4 billion, which is reflected in Other, net in the accompanying unaudited consolidated condensed statements of operations. The proceeds from this transaction were used to reduce obligations to affiliates of News Corporation, to reduce third party debt and to fund working capital requirements. In addition, the Company sublicensed certain post-season Major League Baseball ("MLB") games for the 2001 to 2006 MLB seasons to Disney for approximately $675 million.

Note 5 - Other Operating Charge

The Company has several multi-year sports rights agreements including a contract with the National Football League ("NFL") through fiscal year 2006, a contract with the National Association of Stock Car Auto Racing ("NASCAR") through fiscal year 2009 and a contract with Major League Baseball ("MLB") through fiscal year 2007. These contracts provide the Company with the broadcast rights to certain national sporting events during their respective terms. The NFL and NASCAR contracts contain certain early termination clauses that are exercisable by the NFL and NASCAR. Related to theses rights, at December 31, 2001, the Company has $6,487 million of future minimum payment obligations consisting of NFL - $2,880 million, MLB - $2,005 million and NASCAR - $1,602 million.

At December 31, 2001, the Company recorded an Other operating charge of $909 million in its unaudited consolidated condensed statements of operations. This charge relates to a change in accounting estimate on the Company's national sports rights agreements caused by the downturn in the advertising market, which caused the Company to write off programming costs inventory and to provide for estimated losses on these contracts. The charge, by contract is as follows: NFL for $387 million, MLB for $225 million and NASCAR for $297 million.

At the end of the second quarter, the Company evaluated the recoverability of the rights costs against the revenues directly associated with the program material and related direct expenses over the expected contract lives. This evaluation considered the severe downturn in sports-related advertising, the lack of any sustained advertising rebound subsequent to September 11/th/ and the industry-wide reduction of forecasted long-term advertising growth rates, all of which resulted in the Company's estimate of future directly attributable revenues associated with these contracts being lower than previously anticipated. Because the vast majority of costs incurred under these contracts are fixed, such as the rights costs and production costs, the results of these lower revenue estimates indicate that the Company will generate a loss over the remaining term of the sports contracts.

In accordance with Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes," the Company has determined that the impact on Basic and diluted earnings (loss) per share, net of tax benefit of $346 million, for the three months and six months ended December 31, 2001 is $0.66 loss per share and $0.68 loss per share, respectively.

The costs of these sports contracts are charged to expense based on the ratio of each period's operating profits to estimated total operating profit of the contract. Absent future changes in estimates of revenues and costs, and considering the provision of $909 million for estimated losses, no operating profit or loss will be recognized over the remaining term of the sports contracts.

The profitability of these long-term national sports contracts as discussed above is based on the Company's best estimates at December 31, 2001, of directly attributable revenues and costs; such estimates may change in the future, and such changes may be significant. Should the estimates of revenue further weaken from those applied at December 31, 2001 an additional loss will be recorded. Should the estimates improve, then none of the recorded loss will be restored, but the Company will have a positive operating profit, which will be recognized over the remaining contract life.

                         FOX ENTERTAINMENT GROUP, INC.

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 6 - Segment Information

The Company manages and reports its activities in four business segments: Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media primarily in the United States, Canada and Europe, and the production of original television programming in the United States and Canada; Television Stations, which principally consists of the operation of broadcast television stations in the United States; Television Broadcast Network, which principally consists of the broadcasting of network programming in the United States; and Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators in the United States and professional sports team ownership in the United States.

In the first quarter of fiscal year 2002, management redefined its Filmed Entertainment segment to reflect a change in how the business is analyzed and evaluated. The redefined segment includes all of the previous filmed entertainment activity along with the activity of the former Other Television Businesses segment, primarily comprised of divisions which produce and distribute television programming and also distribute feature motion pictures for syndication and on cable television in the United States. Prior year segments have been reclassified to conform to current year presentation.

The Company's reportable operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measure is segment operating income.

                                                       For the three months ended         For the six months ended
                                                              December 31,                      December 31,
                                                    --------------------------------    ----------------------------

                                                       2001                 2000           2001             2000
                                                    ----------          ------------    ----------      ------------
                                                           (in millions)                       (in millions)
Revenues:
 Filmed Entertainment                                 $1,117              $ 1,082         $2,056          $ 1,837
 Television Stations                                     526                  457            922              826
 Television Broadcast Network                            722                  649          1,042              988
 Cable Network Programming                               404                  314            840              679
                                                      ------              -------         ------          -------
  Total Revenues                                      $2,769              $ 2,502         $4,860          $ 4,330
                                                      ======              =======         ======          =======
Operating (loss) income:
 Filmed Entertainment                                 $  121              $   134         $  244          $   236
 Television Stations                                     206                  203            284              309
 Television Broadcast Network                           (130)                 (65)          (173)            (101)
 Cable Network Programming                                17                    4              1                3
 Other operating charge                                 (909)                   -           (909)               -
                                                      ------              -------         ------          -------
  Total operating (loss) income                         (695)                 276           (553)             447
                                                      ------              -------         ------          -------
Interest expense, net                                    (66)                 (98)          (138)            (182)
Equity (losses) earnings of affiliates                   (58)                   3           (109)             (17)
Minority interest in subsidiaries                        (11)                  (1)           (22)              (2)
Other, net                                             1,585                 (143)         1,585             (143)
                                                      ------              -------         ------          -------
Income before provision for income taxes and
 cumulative effect of accounting change               $  755              $    37         $  763          $   103
                                                      ======              =======         ======          =======

                         FOX ENTERTAINMENT GROUP, INC.

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 6 - Segment Information - continued

Other operating charge, Equity (losses) earnings of affiliates, which primarily relate to entities involved in the production and licensing of cable network programming, Interest expense, net, Minority interest in subsidiaries, Other, net and Provision for income tax expense on a stand-alone basis are not allocated to segments, as they are not under the control of segment management. There is no material reliance on any single customer. Revenues from any individual foreign country were not material in the periods presented.

                                                              At
                                            ------------------------------------
                                            December 31, 2001    June 30, 2001
                                            ------------------  ----------------
Total assets:                                          (in millions)
 Filmed Entertainment                           $   4,882          $   4,690
 Television Stations                               11,356              6,106
 Television Broadcast Network                       1,535              1,534
 Cable Network Programming                          5,139              4,033
 Investments in equity affiliates                   1,395              1,493
                                                ---------          ---------
  Total assets                                  $  24,307          $  17,856
                                                =========          =========

Note 7 - Guarantees of News Corporation Debt

The Company, News Corporation and certain of News Corporation's subsidiaries, are guarantors of various debt obligations of News Corporation and certain of its subsidiaries. The principal amount of indebtedness outstanding under such debt instruments at December 31, 2001 and June 30, 2001 was approximately $9.1 billion and $9.3 billion, respectively. The debt instruments limit the ability of guarantors, including the Company, to subject their properties to liens and certain of the debt instruments impose limitations on the ability of News Corporation and certain of its subsidiaries, including the Company, to incur indebtedness in certain circumstances. Such debt instruments mature at various times between 2002 and 2096, with a weighted average maturity of over 20 years.

In the case of any event of default under such debt obligations, the Company will be directly liable to the creditors or debtholders. News Corporation has agreed to indemnify the Company from and against any obligations it may incur by reason of its guarantee of such debt obligations.

                         FOX ENTERTAINMENT GROUP, INC.

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 8 - Filmed Entertainment and Television Programming Costs, net

Filmed entertainment and television programming costs, net consisted of the following at:

                                                                    December 31, 2001      June 30, 2001
                                                                  ---------------------  -----------------
                                                                                 (in millions)
Filmed entertainment costs:
 Films:
  Released                                                             $     748            $    732
  Completed, not released                                                     20                  23
  In production                                                              359                 555
  In development or preproduction                                             51                  69
                                                                       ---------            --------
                                                                           1,178               1,379
                                                                       ---------            --------
 Television productions:
  Released                                                                   516                 484
  In production                                                              254                 150
  In development or preproduction                                              3                  10
                                                                       ---------            --------
                                                                             773                 644
                                                                       ---------            --------
Total filmed entertainment costs, less accumulated amortization            1,951               2,023
Television programming costs, less accumulated amortization                1,813               1,680
                                                                       ---------            --------
Total filmed entertainment and television programming costs, net       $   3,764            $  3,703
                                                                       =========            ========

Note 9 - Minority Interest in Subsidiaries

In March 2001, the Company entered into a new series of film rights agreements whereby a controlled consolidated subsidiary of the Company, Cornwall Venture LLC ("NM2"), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced or acquired by Twentieth Century Fox Film Corporation, a subsidiary of the Company, between 2001 and 2004. NM2 issued a preferred limited liability membership interest ("Preferred Interest") to a third party to fund the film financing, which is presented on the unaudited consolidated condensed balance sheets as Minority interest in subsidiaries. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation consists of (i) a return on the Preferred Interest (the "Preferred Payments"), based on certain reference rates (generally based on commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments. At December 31, 2001, there was $850 million outstanding under NM2, which is included in unaudited consolidated condensed balance sheets as Minority interest in subsidiaries.

Note 10 - Other, Net

Other, net consisted of $1,439 million and $147 million in gains related to the sale of the Company's investments in FFW and Outdoor Life, respectively, for the three and six months ended December 31, 2001. For the three and six months ended December 31, 2000, Other, net consisted of $143 million related to the loss on the restructuring of the Healtheon/WebMD transaction.

                         FOX ENTERTAINMENT GROUP, INC.

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 11 - Recent Accounting Pronouncements

In November 2001, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") issued EITF No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendors' Products." This EITF, among other things, codified the issues and examples of EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF No. 00-25 states that the financial statement classification of customer incentives, including the amortization of cable distribution investments, should be presented as a reduction in revenue. As required, effective January 1, 2002, the Company will reclassify the amortization of cable distribution investments to revenue, net. All comparative periods will be restated. Based upon historical pro forma information, management believes that revenue, net could be reduced up to 1.5%. The amortization of cable distribution investments is included in depreciation and amortization expense and would correspondingly be reduced such that Operating income, Net income and Earnings per share would not be affected.

In June 2001, the FASB issued SFAS No. 141 and No. 142. SFAS No. 141 requires all business combinations be accounted for by the purchase method and that acquired intangible assets be recognized apart from goodwill if they meet specific criteria. SFAS No. 141 supersedes APB Opinion No. 16 and is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 eliminates the requirement to amortize goodwill and intangible assets that have indefinite useful lives. However, it requires that such assets be tested for impairment at least annually using the guidance specifically provided in the statement. SFAS No. 142 supersedes APB Opinion No. 17 and will be adopted by the Company on July 1, 2002. The Company is in the process of evaluating the impact of adopting these new standards on its consolidated statements of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The Company plans to adopt SFAS No. 144 on July 1, 2002.


Note 12 - Subsequent Events

In January 2002, the Company acquired from Comcast its approximate 23.3% interest in the Sunshine Network for approximately $23.3 million. This acquisition increased the Company's ownership percentage in the Sunshine Network to approximately 83.3%. As of the acquisition date, the Sunshine Network will be consolidated into the Cable Network Programming segment of the Company.

In March 2002, Fox Television Stations entered into an Asset Exchange Agreement with Meredith Corporation ("Meredith"). Fox Television Stations will exchange KPTV-TV in Portland for Meredith's WOFL-TV in Orlando and WOGX-TV in Ocala (the "Meredith Swap"). KPTV-TV is an Acquired Station from the Chris-Craft acquisition. The Meredith Swap is subject to regulatory approval and customary closing conditions.